

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Michael Gilmore
Chief Executive Officer
Gilmore Homes - Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, GA 30349

>**Re: Gilmore Homes - Gilmore Loans LLC**
>**Amendment No. 11 to Offering Statement on Form 1-A**
>**Filed May 5, 2020**
>**Amendment No. 12 to Offering Statement on Form 1-A**
>**Filed May 7, 2020**
>**Amendment No. 13 to Offering Statement on Form 1-A**
>**Filed May 13, 2020**
>**File No. 024-11011**

Dear Mr. Gilmore:

We have reviewed your amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2020 letter.

Form 1-A Submitted on May 13, 2020

General

1. We will continue to monitor future amendments for the inclusion of audited financial statements. Please be sure to include an auditor's report that conforms to the requirements outlined within paragraph (c)(1)(iii) of Part F/S of Form 1-A and the consent from your auditors pursuant to instructions outlined within paragraph (11)(a)(i) of Item 17 of Form 1-A.

Form 1-A Submitted on May 13, 2020

An investment in Gilmore Homes Gilmore Loans, LLC securities is highly illiquid . . ., page 14

2. We note your statement that the "SEC requires a 12 month holding period." Please revise to clarify what 12 month holding period you are referencing.

Management's Discussion and Analysis of Financial Condition, page 34

3. We note your revised language that refers to a "preferred 10% return plus 50%" of the Company's realized profits that will be distributed to stakeholders. Please tell us the detailed basis for this preferred 10% return or revise your disclosure to remove such statement.

   You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction